Item 77c

JPMORGAN CHINA REGION FUND, INC.
FOR IMMEDIATE RELEASE

Contacts:
Simon Crinage, President and Interested Director Lucy Dina, Secretary
Telephone: +44 20 7742 4000 Email: lucy.j.dina@jpmorgan.com
Website: http://www.jpmchinaregionfund.com
JPMORGAN CHINA REGION FUND, INC.

RESULTS OF ANNUAL MEETING OF STOCKHOLDERS

May 15, 2017

BOSTON, MA, JPMorgan China Region Fund, Inc. (‘JFC’ or the ‘Fund’) announced today that American
Election Services, LLC (‘AES’), the independent inspector of elections for the Fund’s 2017 Annual
Meeting of Stockholders held on May 11, 2017, has certified the final results of the meeting. AES has certified that, as announced on May 11, 2017 based on the preliminary vote count, the Fund’s stockholders have voted to:

•  Approve the election of Julian M.I. Reid as a Director for a term expiring in 2020; and

•  Approve a proposal to liquidate and dissolve the Fund pursuant to a Plan of Liquidation and
Dissolution

The final certified quorum and voting results provided to the Fund by AES are as follows:

Shares Outstanding    6,447,637
Total Shares Voted     5,790,470.779
Quorum Percentage     89.80%

Proposal 1: Election of Directors                  For                Withheld
Julian M.I. Reid                               5,465,207.975           325,262.804

Proposal 2: Liquidation and Dissolution of the Fund
For                        Against                   Abstain         Broker Non- Votes
3,453,617.371          1,128,116.427                25,665.981        1,183,071.000

The Board has resolved to meet in the coming weeks to consider and approve additional details regarding the liquidation, including the day on which the books of the Fund will be closed with respect to stockholders and trading on the New York Stock Exchange will cease as well as the date on which the liquidating distribution is expected to occur. Subject to market conditions and in its discretion, the Fund’s Investment Advisor, JF International Management, Inc., may begin to sell portfolio securities in order to convert assets to cash in preparation for the liquidation. Further information will be provided in one or more future press releases.

The Fund currently anticipates that the liquidation and dissolution of the Fund will take place within 3 months (absent unforeseen circumstances). This date will depend upon, among other things, the time needed to establish a liquidation trust for certain assets held in the Fund, as described below.

As described in the proxy statement, Fund assets held through the Qualified Foreign Institutional
Investor (‘QFII’) program may only be repatriated once approved by Chinese regulators, the timing of which is not known. These assets will be held in Renminbi until such time that approval is granted. As a result, stockholders will not receive the net asset value, less liquidation costs, for these assets in the liquidating distribution, and instead will receive an interest in a liquidating trust that is anticipated to make additional distributions to stockholders upon repatriation of amounts under the QFII program.

The Fund is a non-diversified, closed-end management investment company whose shares are traded on the New York Stock Exchange. The Fund trades under the symbol “JFC.”

The Fund seeks to achieve long-term capital appreciation through investments primarily in equity securities of companies with substantial assets in, or revenues derived from, the People's Republic of China, Hong Kong, Taiwan and Macau—collectively, the China Region.

Copies of the documents filed with the SEC by the Fund are available free of charge on the Fund’s internet website at http://www.jpmchinaregionfund.com

JPMorgan Fund Services, in Boston, MA is the Fund’s accounting and administrative agent.

This release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of Fund securities in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

Investing involves risk and it is possible to lose money on any investment in the Fund. Past performance is no guarantee of future returns.